UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 26)1

PolyMet Mining Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

731916102

(CUSIP Number)

Stephen Rowland

Glencore International AG

Baarermattstrasse 3

CH-6340 Baar

Switzerland

+41 41 709 2000

With copies to:

Eduardo A. Cukier, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, NY 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 19, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731916102

1	NAME OF REPORTING PERSON

Glencore plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		103,309,240
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

103,309,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

103,309,240
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

77.8%
14	TYPE OF REPORTING PERSON

CO; HC

2

CUSIP No. 731916102

1	NAME OF REPORTING PERSON

Glencore International AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		103,309,240
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

103,309,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

103,309,240
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

77.8%
14	TYPE OF REPORTING PERSON

CO; HC

3

CUSIP No. 731916102

1	NAME OF REPORTING PERSON

Glencore AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		103,309,240
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

103,309,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

103,309,240
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

77.8%
14	TYPE OF REPORTING PERSON

CO

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CUSIP No. 731916102

Explanatory Note:

This Amendment No. 26 (this “Amendment No. 26”) amends, as specifically set forth herein, the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) by Glencore Holding AG, Glencore International AG and Glencore AG on November 10, 2008, and amended by Amendment No. 1 thereto filed on December 24, 2008, Amendment No. 2 thereto filed on June 22, 2009, Amendment No. 3 thereto filed on September 4, 2009, Amendment No. 4 thereto filed on November 3, 2009, Amendment No. 5 thereto filed on November 23, 2009, Amendment No. 6 thereto filed on January 27, 2010, Amendment No. 7 thereto filed on November 15, 2010, Amendment No. 8 thereto filed on June 2, 2011 (which amendment removed Glencore Holding AG as a Reporting Person and added Glencore International plc (now known as Glencore plc) as a Reporting Person), Amendment No. 9 thereto filed on July 15, 2011, Amendment No. 10 thereto filed on December 6, 2011, Amendment No. 11 thereto filed on October 16, 2012, Amendment No. 12 thereto filed on April 16, 2013, Amendment No. 13 thereto filed on June 10, 2013, Amendment No. 14 thereto filed on July 8, 2013, Amendment No. 15 thereto filed on April 29, 2014, Amendment No. 16 thereto filed on August 5, 2015, Amendment No. 17 thereto filed on December 18, 2015, Amendment No. 18 thereto filed on September 19, 2016, Amendment No. 19 thereto filed on November 1, 2016, Amendment No. 20 thereto filed on April 4, 2018, Amendment No. 21 thereto filed on March 29, 2019, Amendment No. 22 thereto filed on May 13, 2019, Amendment No. 23 thereto filed on July 8, 2019, Amendment No. 24 thereto filed on April 8, 2020 and Amendment No. 25 thereto filed on February 16, 2022 (as so amended, the “Statement”) relating to the common shares, no par value (“Common Shares”), of PolyMet Mining Corp., a corporation incorporated under the laws of the Province of British Columbia, Canada (the “Issuer”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

The description of the calculation of the number of Common Shares issuable upon the conversion of the Convertible Debentures and resulting changes to the Reporting Persons’ ownership from Item 5(a) and (b) is incorporated herein.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On July 20, 2022, the Issuer announced that it entered into an agreement (the “JV Transaction”) with Teck American Inc., a subsidiary of Teck Resources Limited (“Teck”), to form a 50:50 joint venture that will place the Issuer’s NorthMet Project and Teck’s Mesaba resources containing high-demand copper, nickel, cobalt and platinum group metals (PGM) under single management. The Issuer and Teck will become equal owners in the Issuer Subsidiary, which will be renamed “NewRange Copper Nickel LLC”. In connection with the JV Transaction, Glencore International delivered a support letter (the “2022 Support Letter”) to the Issuer pursuant to which it has committed to funding the Issuer’s respective portion of the initial work program and certain other costs and expenses in an amount of up to USD$105 million. It is anticipated that upon the closing of the JV Transaction, the Issuer will undertake a rights offering fully backstopped by Glencore International upon similar terms to the back-stop provided in connection with the 2019 Rights Offering and at a subscription price per security at the lesser of the minimum discount from the trading price of the common shares required under: (x) applicable securities laws; and (y) the applicable rules and policies of the Toronto Stock Exchange. As a condition of the financing commitment set forth in the 2022 Support Letter, the Issuer shall enter into an Investor Rights and Governance Agreement (“IRA”) to set out a suitable governance structure going forward. In recognition of such commitments, the governance structure would, among other things offer Glencore International reasonable assurances relating to the development and operations, including having a say in decision-making related to these matters. The IRA will be entered into on completion of the JV Transaction. Also under the 2022 Support Letter, Glencore International will enter into a new set of offtake framework arrangements with each of the Issuer and Teck by the closing of the JV Transaction that will govern the terms on which Glencore International may purchase product from each of them that they each in turn will purchase from the joint venture formed pursuant to the JV Transaction. Glencore International’s funding commitments as outlined in the 2022 Support Letter are conditional on the closing of the JV Transaction to its satisfaction, including the satisfactory execution and completion of the joint venture agreement, offtake framework agreements and the IRA. The foregoing summary of the 2022 Support Letter is qualified in its entirety by reference to the full text of the 2022 Support Letter, which is filed as Exhibit 99.67 hereto and incorporated herein by reference.

5

CUSIP No. 731916102

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) are hereby amended and restated as follows:

(a) and (b) The Reporting Persons collectively own, directly or indirectly, 72,008,404 Common Shares. However, the Reporting Persons may be deemed to collectively have direct or indirect “beneficial ownership” within the meaning of Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), of (i) an additional 745,306 Common Shares issuable upon exercise of the 2019 Purchase Warrant, (ii) an additional 14,539,622 Common Shares issuable upon the conversion of the 2020 Convertible Debentures (including accrued interest through June 30, 2022), (iii) an additional 3,007,940 Common Shares issuable upon the conversion of the 2021 Convertible Debentures (including accrued interest through June 30, 2022), and (vi) an additional 13,007,968 Common Shares issuable upon the conversion of the First Tranche of 2022 Convertible Debentures (including the associated 5% facility fee). Accordingly, each of the Reporting Persons may be deemed to beneficially own an aggregate of 103,309,240 Common Shares, representing 77.8% of the Issuer’s issued and outstanding Common Shares. This beneficial ownership percentage assumes that there are 132,179,718 Common Shares outstanding, which was calculated based on the sum of (a) 100,878,882 Common Shares outstanding as of December 31, 2021 as reported by the Issuer, (b) the 745,306 Common Shares issuable upon exercise of the 2019 Purchase Warrant, (c) the 14,539,622 Common Shares issuable upon the conversion of the 2020 Convertible Debentures (including accrued interest through June 30, 2022), (d) the 3,007,940 Common Shares issuable upon the conversion of the 2021 Convertible Debentures (including accrued interest through June 30, 2022), and (e) the 13,007,968 Common Shares issuable upon the conversion of the First Tranche of 2022 Convertible Debentures (including the associated 5% facility fee). The Reporting Persons share the power to vote or to direct the vote and dispose or to direct the disposition of the 103,309,240 Common Shares set forth above.

The calculation of the number of Common Shares issuable upon the conversion of the 2020 Convertible Debentures is based on outstanding principal of $30.0 million and accrued and unpaid interest at June 30, 2022 of $2,321,580. The calculation of the number of Common Shares issuable upon the conversion of the 2021 Convertible Debentures is based on outstanding principal of $10.0 million and accrued and unpaid interest at June 30, 2022 of $392,432. The calculation of the number of Common Shares issuable upon the conversion of the First Tranche of 2022 Convertible Debentures is based on outstanding principal of $26.0 million and accrued and unpaid interest at June 30, 2022 of $430,478.

(c) None of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule 1 Persons, has beneficial ownership of any other Common Shares, or has engaged in any other transaction during the past 60 days in any Common Shares.

6

CUSIP No. 731916102

Mr. Stephen Rowland, who is currently employed by Glencore and is a member of the Issuer’s board of directors, holds 23,264 Common Shares, deferred share units in respect of 12,661 Common Shares and options to purchase 25,000 Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On July 19, 2022, Glencore International entered into the 2022 Support Letter, as further described in Item 4 herein. A copy of the 2022 Support Letter is attached hereto as Exhibit 99.67 and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

Exhibit No.	Description
99.67	Support Letter dated July 19, 2022 by Glencore International AG (filed herewith).

7

CUSIP No. 731916102

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 21, 2022	Glencore AG

	By:	/s/ Carlos Perezagua
		Name:	Carlos Perezagua
		Title:	Director

	By:	/s/ Stephan Huber
		Name:	Stephan Huber
		Title:	Director

Glencore International AG

By:	/s/ Peter Friedli
	Name:	Peter Friedli
	Title:	Officer

By:	/s/ John Burton
	Name:	John Burton
	Title:	Director

Glencore plc

By:	/s/ John Burton
	Name:	John Burton
	Title:	Company Secretary

8